UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)*

___________________ HEALTHEXTRAS INC____________________

(Name of Issuer)

COMMON STOCK

___________________________________________________________

(Title of Class of Securities)

________________________ 422211102_________________________

(CUSIP Number)

_____________________April 30, 2004_____________________

(Date of Event which Requires Filing of Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

[x] Rule 13d - 1(b)

[ ] Rule 13d - 1(c)

[ ] Rule 13d - 1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 422211102	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): BANK OF AMERICA CORPORATION 56-0906609
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER
SHARED VOTING POWER
SOLE DISPOSITIVE POWER
SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Less than 5% (closing filing)
12	TYPE OF REPORTING PERSON* HC

SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a). Name of Issuer:

HEALTHEXTRAS INC.

Item 1(b). Address of Issuer's Principal Executive Offices:

2273 Research Boulevard

2nd Floor

Rockville, MD 20850

Item 2(a). Name of Person Filing:

Bank of America Corporation

Item 2(b). Address of Principal Business Office or, if None, Residence:

100 North Tryon Street

Charlotte, NC 28255

Item 2(c). Citizenship:

Delaware

Item 2(d). Title of Class of Securities:

Common Stock

Item 2(e). CUSIP Number:

422211102

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

    [ ] Broker or dealer registered under Section 15 of the Exchange Act.

    (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

    [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

    [ ] Investment company registered under Section 8 of the Investment Company Act.

    [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

    [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

    [X] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

    [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

    [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership:

With respect to the beneficial ownership of the reporting person, see Items 5 through 11 of the cover pages to this Schedule 13G, which are incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8. Identification and Classification of Members of the

Group:

Not applicable.

Item 9. Notice of Dissolution of Group:

Not applicable.

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2004

Bank of America Corporation

By: /s/ Michael Bernadino

Name: Michael Bernadino

Title: Senior Vice President